Formation Capital Corporation

Suite 1510 - 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229  Fx:  604.682.6205

Website:  www.formcap.com

Formation Logo

November 21, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:

Formation Capital Corporation

Application for Withdrawal of Registration Statement

on Form 40-F (SEC File No. 001-32517)

Ladies and Gentlemen:

Formation Capital Corporation (the “Company”) hereby respectfully requests that its Registration Statement on Form 40-F, originally filed on May 27, 2005, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

Because of recent rule changes, the Company is not proceeding with its listing on the American Stock Exchange at this time.  The Company requests that the Securities and Exchange Commission (the “Commission”) consent to the application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please contact John Iino of Reed Smith LLP, outside U.S. counsel for the Company, at (213) 457-8025.

Sincerely,

Formation Capital Corporation

/s/ J. Paul Farquharson

___________________
J. Paul Farquharson
CFO